FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended September 30, 2009

Commission File Number:  001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X              Form 40-F ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                 No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION

(Registrant)

By:  /s/ Paul Averback

Paul Averback

President and Chief Executive Officer

Date: November 13, 2009

[NYMOX logo]

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended September 30, 2009.

On August 26, Nymox announced that NX-1207 has been shown to repeatedly produce strongly positive results when given to animals with hepatocellular carcinoma (HCC). In the experimental studies, the cancers were significantly reduced in size after 2 local injections of NX-1207. The rodents in the studies had transplanted human HCC, a standard model for cancer research. These animals had an average tumor burden reduction of close to 50% after 20 days. The NX-1207 used in these studies is a different formulation and a higher dosage from that of NX-1207 used to treat benign prostatic hyperplasia (BPH). The Company intends to advance NX-1207 into human clinical trials for the treatment of HCC.

There is a large unmet need for new treatments for HCC, the cause of about 90% of primary liver cancer cases in adults. Worldwide, primary liver cancer is the sixth most common cancer but because of very poor survival rates is the third leading cause of cancer-related deaths. Each year more than 600,000 people are diagnosed with primary liver cancer and approximately 600,000 die of the disease. Liver cancer is most common in the Far East, with more than 400,000 cases diagnosed each year in China, South Korea, Japan and Taiwan. The incidence of HCC is increasing in the US and the EU, primarily due to HCC associated with hepatitis C infection, a major risk factor for the cancer.

On October 5, Nymox announced that a new formal statistical analysis of double-blind clinical trial data from pooled subjects in Phase 2 clinical trials for NX-1207 confirmed that clinically significant benefits of a single NX-1207 treatment extend to 12 months or longer. The new analysis pooled the results from double-blind follow-up studies involving 159 men treated with a single injection of either placebo or NX-1207.  A statistically significant difference in standardized BPH symptom score improvement at mean 13.5 months after a single treatment was found between NX-1207 2.5 mg (the therapeutic dose of NX-1207) and placebo. The median improvement in BPH Symptom Score in subjects given a single injection of NX-1207 at 12 months was 9.0 points (p<.003).

This new data provides solid evidence accompanying and confirming earlier reports of a significant proportion of patients who received a single dose of NX-1207 and maintained their improvement in BPH symptoms for up to 5 years. Urologists in the U.S. have expressed very positive comments about the potential of NX-1207 to improve the care of millions of men with BPH.

Completed clinical trials to date have shown that men treated with NX-1207 reported statistically significant improvement in BPH symptoms 3 months after a single NX-1207 treatment with no reported serious drug-related side effects, including no (0%) significant sexual side effects. In two multi-center Phase 2 U.S. prospective randomized blinded clinical trials, the aggregated mean improvement in the BPH symptom score for 2.5 mg NX-1207 was 10.3 points or a 44% improvement in BPH symptom score.  By comparison, currently approved drugs for BPH provide on average 3 to 5 points improvement, must be taken daily to achieve or maintain benefit, and often have unwanted side effects such as impotence, loss of libido, retrograde ejaculation, dizziness, and weakness.

NX-1207 involves a new targeted approach to the treatment of BPH. NX-1207 is injected by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs. The entire procedure lasts on average 5-10 minutes, with the injection taking 1-2 minutes, does not require anesthesia or catheterization, and involves little or no pain or discomfort.

We wish to thank our Nymox shareholders for your valued support. The Nymox team is working diligently to advance our many projects. We enthusiastically look forward to exciting developments this year for your Company.

/s/ Paul Averback, MD

Paul Averback MD

President

November 13, 2009

1

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2009 and 2008. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes for the period ended September 30, 2009 and with our MD&A for the year ended December 31, 2008 which is included in our annual report for 2008. This MD&A is dated November 13, 2009. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•

Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

•

Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

•

A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

•

We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

•

We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

•

Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

•

It is Uncertain When, if Ever, We Will Make a Profit

2

•

We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

•

We Face Challenges in Developing, Manufacturing and Improving Our Products

•

Our Products and Services May Not Receive Necessary Regulatory Approvals

•

We Face Significant and Growing Competition

•

We May Not Be Able to Successfully Market Our Products

•

Protecting Our Patents and Proprietary Information is Costly and Difficult

•

We Face Changing Market Conditions

•

Health Care Plans May Not Cover or Adequately Pay for our Products and Services

•

We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the Company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. There were no deferred revenues as at September 30, 2009 and 2008.  Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables.  Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Valuation of Long-lived Assets

Property, equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property, equipment and intellectual property rights, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•

Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•

Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

3

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.5 million as of September 30, 2009, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

Results of Operations

Nine Months Ended September 30	2009	2008	2007
Total revenues	$248,471	$308,514	$296,304
Net loss (i)	$(3,587,251)	$(3,714,188)	$(4,356,108)
Loss per share (basic & diluted) (i)	$(0.12)	$(0.13)	$(0.15)
Total assets (i)	$1,465,867	$957,590	$1,104,016

Quarterly Results	Q3 - 2009	Q2 - 2009	Q1 - 2009	Q4 - 2008
Total revenues	$71,904	$80,341	$96,226	$119,895
Net loss (i)	$(1,362,840)	$(1,220,152)	$(1,004,259)	$(922,917)
Loss per share (basic & diluted) (i)	$(0.04)	$(0.04)	$(0.03)	$(0.03)
	Q3 - 2008	Q2 - 2008	Q1 - 2008	Q4 - 2007
Total revenues	$82,357	$120,636	$105,521	$137,629
Net loss (i)	$(1,318,293)	$(1,048,780)	$(1,347,116)	$(1,390,043)
Loss per share (basic & diluted) (i)	$(0.04)	$(0.04)	$(0.05)	$(0.05)

(i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 1 (b) to the unaudited interim consolidated financial statements.

Results of Operations – Q3 2009 compared to Q3 2008

Net losses were $1,362,840, or $0.04 per share, for the quarter and $3,587,251, or $0.12 per share, for the nine months ended September 30, 2009, compared to $1,318,293, or $0.04 per share, for the quarter, and $3,714,188, or $0.13 per share, for the nine months ended September 30, 2008. Net losses include stock compensation charges of $881,344 in 2009 and $702,540 in 2008. The increase of the net loss for the quarter is mainly attributable to expenses relating to the launch of the Phase 3 clinical trial. The decrease in net losses for the nine months period is attributable to reduced general and administrative expenditures compared to 2008. The weighted average number of common shares outstanding for the nine months ended September 30, 2009 was 30,570,732 compared to 29,646,249 for the same period in 2008.

There are no non-recurring items during the period ending September 30, 2009. Refer to the Changes in Accounting Policies section for details on the adoption of CICA Handbook Section 3064 Goodwill and Intangible Assets.

4

Revenues

Revenues from sales amounted to $71,904 for the quarter and $248,471 for the nine months ended September 30, 2009, compared with $82,171 for the quarter and $306,849 for the nine months ended September 30, 2008. The variance for the quarter and for the nine months is due to a decrease in the sales of NicAlert/TobacAlert attributable to the current economic slowdown. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $846,027 for the quarter and $2,010,271 for the nine months ended September 30, 2009, compared with $738,635 for the quarter and $2,050,696 for the nine months ended September 30, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenditures for the quarter compared to the same period last year is attributable to the increase in expenditures relating to the Phase 3 clinical trial. In 2009, research tax credits amounted to $102,293 compared to $58,123 in 2008 as a result of additional expenditures claimed for refundable tax credits in 2009 compared to 2008. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $33,363 for the quarter and $101,070 for the nine months ended September 30, 2009, in comparison to expenditures of $45,716 for the quarter and $143,338 for the nine months ended September 30, 2008. The decrease for the quarter and for the nine months compared to 2008 is primarily due to reduced expenditures year-to-date on publicity by approximately $18,000, and promotional activities by approximately $20,000 with proportional reductions for the quarter. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $189,083 for the quarter and $617,760 for the nine months ended September 30, 2009, compared with $186,043 for the quarter and $797,592 for the nine months ended September 30, 2008. Expenditures for the quarter are relatively the same as last year. The decrease year-to-date compared to 2008 is due primarily to reduced expenditures on shareholder relations by approximately $118,000, travel by approximately $24,000, salaries by approximately $22,000 and insurance premiums by approximately $11,000 during the first nine months of 2009. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first nine months of 2009, stock-based compensation costs of $611,460 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Company. In 2008, stock-based compensation was $613,180 relating to the 2006 option grant mentioned above. An additional $89,360 was recorded in the third quarter for options granted to the Company’s directors, and which were fully vested at the date of grant.

5

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2009 expenses (73% in 2008) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2009 or 2008.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q3 2008 compared to Q3 2007

Net losses were $1,318,293, or $0.04 per share, for the quarter and $3,714,188, or $0.13 per share for the nine months ended September 30, 2008, compared to $1,481,308, or $0.05 per share, for the quarter and $4,356,108, or $0.15 per share for the nine months ended September 30, 2007. The decrease in net losses for both the quarter and the nine months compared to the previous year is attributable to a reduction in expenditures relating to clinical trials pursuant to the completion of the Phase 2 trials for NX-1207. The weighted average number of common shares outstanding for the nine months ended September 30, 2008 was 29,646,249 compared to 28,901,758 for the same period in 2007.

Revenues

Revenues from sales amounted to $82,171 for the quarter and $306,849 for the nine months ended September 30, 2008, compared with $62,132 for the quarter and $277,921 for the nine months ended September 30, 2007. The variances for the quarter and the nine months are due to increases in the number of customers for NicAlert in the US in 2008 compared to 2007.

Research and Development

Research and development expenditures were $738,635 for the quarter and $2,050,696 for the nine months ended September 30, 2008, compared with $784,868 for the quarter and $2,654,507 for the nine months ended September 30, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and for the nine-month period compared to the previous year is principally attributable to a reduction in expenditures relating to clinical trials pursuant to the completion of the Phase 2 trials for NX-1207. For the first nine months of 2008, research tax credits amounted to $58,123 compared to $65,196 in 2007 as a result of a decrease in clinical trial related expenditures claimed for refundable tax credits in 2008 compared to 2007.

Marketing Expenses

Marketing expenditures were $45,716 for the quarter and $143,338 for the nine months ended September 30, 2008, in comparison to expenditures of $47,141 for the quarter and $169,878 for the nine months ended September 30, 2007. The decrease for the quarter and the nine months is due primarily to expenditures incurred for medical conferences in 2007, which were not repeated in 2008.

General and Administrative Expenses

General and administrative expenses were $186,043 for the quarter and $797,592 for the nine months ended September 30, 2008, compared with $283,168 for the quarter and $723,037 for the nine months ended September 30, 2007. The decrease for the quarter is due to timing differences on expenditures incurred. The increase for the nine months is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act, and related regulations, and to expenditures on investor meetings in the first three quarters of 2008.

6

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first three quarters of 2008, stock-based compensation costs of $613,180 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. An additional $89,360 was recorded in the third quarter for options granted to the Company’s directors, and which were fully vested at the date of grant. In 2007, stock-based compensation was $806,525 and also included the effect of a fully vested option grant to a consultant.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$295,596	$295,596	$0	$0
Operating Leases	$44,391	$11,273	$28,398	$4,720
Total Contractual Obligations	$339,987	$306,869	$28,398	$4,720

The Company has no binding commitments for the purchase of property, equipment or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Contingency

In August 2009, a case involving the Company and a contractor filed in the California Superior Court in December 2008 was resolved to the satisfaction of all parties by mutual release and settlement agreement.

Transactions with Related Parties

The Company had no transactions with related parties.

Financial Position

Liquidity and Capital Resources

As of September 30, 2009, cash totaled $1,040,021 and receivables including tax credits totaled $273,759. In November 2008, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 23, 2008. As at September 30, 2009, seven drawings were made under this purchase agreement, for total proceeds of $3,455,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share. On March 30, 2009, 117,845 common shares were issued at a price of $2.97 per share. On May 5, 2009, 132,312 common shares were issued at a price of $3.59 per share. On June 8, 2009, 213,415 common shares were issued at a price of $3.28 per share. On August 28, 2009, 62,921 common shares were issued at a price of $4.45 per share. On September 4, 2009, 274,600 common shares were issued at a price of $4.37 per share.

At September 30, 2009, the Company can draw down a further $11,545,000 over the remaining 13 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Company.

Current Economic Environment

7

During the past year, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Company depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Company has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Company has funding in place at all times for at least the coming year. In November 2008, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Company can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Company. The Company may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Company made drawdowns for aggregate proceeds of $5,350,000 in 2007 and $3,695,000 in 2008 under the agreements, and has made seven drawdowns in 2009 for aggregate proceeds of $3,455,000 under the current agreement. The Company is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

Outstanding Share Data

As at November 13, 2009, there were 31,115,714 common shares of Nymox issued and outstanding. In addition, 4,824,000 share options are outstanding, of which 3,194,625 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of September 30, 2009.

Internal Control over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2008 was included in the 2008 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

8

Prior to the adoption of Section 3064, the Company capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets are no longer capitalized by the Company. As well, comparative financial information for previous financial periods reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is described as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net loss and comprehensive loss: As previously reported	$(1,350,536)	$(1,386,084)	$(3,720,738)	$(3,983,554)
Effect of adopting this new accounting policy	32,243	(95,224)	6,550	(372,554)
As recast	$(1,318,293)	$(1,481,308)	$(3,714,188)	$(4,356,108)
Loss per share (basic & diluted): As previously reported	$(0.05)	$(0.05)	$(0.13)	$(0.14)
Effect of adopting this new accounting policy	0.01	-	-	(0.01)
As recast	$(0.04)	$(0.05)	$(0.13)	$(0.15)

	December 31, 2008	December 31, 2007
Deficit: As previously reported	$(55,242,622)	$(50,467,527)
Cumulative effect of adopting this new accounting policy	(3,317,732)	(3,270,974)
As recast	$(58,560,354)	$(53,738,501)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Company for its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the interim consolidated financial statements of the Company.

Future Accounting Policies

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB).  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

As at September 30, 2009, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program commenced, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

Consolidated financial statements and non-controlling interests

9

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two sections are the equivalent to the corresponding provisions of International Accounting Standard No.27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company does not expect the adoption of these standards to have a significant impact on its consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities, as well as the “Risk Factors” section of this MD&A, and of our Form 20F and of our Annual Information Form, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

10

Interim Consolidated Financial Statements of

(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended September 30, 2009, 2008 and 2007

NYMOX PHARMACEUTICAL CORPORATION

Interim Consolidated Financial Statements

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

Financial Statements
Interim Consolidated Balance Sheets	1
Interim Consolidated Statements of Operations	2
Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	3
Interim Consolidated Statements of Cash Flows	4
Notes to Interim Consolidated Financial Statements	5

NYMOX PHARMACEUTICAL CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

September 30, 2009 and December 31, 2008

(in US dollars)

	September 30,	December 31,
	2009	2008
		(Audited)
		(Recast -
		note 1 (b) (i))
Assets
Current assets:
Cash	$1,040,021	$275,858
Accounts receivable	34,846	37,873
Other receivables	25,376	21,624
Research tax credits receivable	213,537	111,243
Inventories	51,830	33,907
Security deposit	26,994	–
	1,392,604	480,505
Long-term security deposit	–	26,994
Property and equipment	18,051	21,525
Intellectual property (note 1 (b) (i))	55,212	220,855

	$1,465,867	$749,879

Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable	$1,175,017	$1,078,897
Accrued liabilities	204,125	161,950
Deferred lease inducement	17,388	9,623
	1,396,530	1,250,470
Deferred lease inducement	–	6,415
Preferred shares of a subsidiary (note 5)	800,000	800,000
Shareholders’ deficiency:
Share capital (note 2)	57,305,147	53,850,147
Additional paid-in capital	4,284,545	3,403,201
Deficit	(62,320,355)	(58,560,354)
	(730,663)	(1,307,006)
Contingency (note 4)

	$1,465,867	$749,879

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2009	2008	2007	2009	2008	2007
		(Recast -	(Recast -		(Recast -	(Recast -
		note 1 (b) (i))	note 1 (b) (i))		note 1 (b) (i))	note 1 (b) (i))

Revenue:
Sales	$71,904	$82,171	$62,132	$248,471	$306,849	$277,921
Interest	–	186	8,094	–	1,665	18,383

	71,904	82,357	70,226	248,471	308,514	296,304

Expenses:
Research and development	846,027	738,635	784,868	2,010,271	2,050,696	2,654,507
Less investment tax credits	(42,203)	(1,222)	(30,281)	(102,293)	(58,123)	(65,196)

	803,824	737,413	754,587	1,907,978	1,992,573	2,589,311

General and administrative	189,083	186,043	283,168	617,760	797,592	723,037
Marketing	33,363	45,716	47,141	101,070	143,338	169,878
Cost of sales	27,247	78,920	53,019	152,816	209,932	175,389
Depreciation and amortization	57,382	57,977	56,878	171,336	172,890	170,635
Stock-based compensation	322,808	293,180	355,095	881,344	702,540	806,525
Interest and bank charges	1,037	1,401	1,646	3,418	3,837	17,637

	1,434,744	1,400,650	1,551,534	3,835,722	4,022,702	4,652,412

Net loss and comprehensive loss	$(1,362,840)	$(1,318,293)	$(1,481,308)	$(3,587,251)	$(3,714,188)	$(4,356,108)

Loss per share (basic and diluted) (note 2 (c))	$(0.04)	$(0.04)	$(0.05)	$(0.12)	$(0.13)	$(0.15)

Weighted average number of common shares outstanding	30,882,036	29,815,670	29,182,571	30,570,732	29,646,249	28,901,758

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

(Unaudited)

Periods ended September 30, 2009 and 2008

(in US dollars)

			Additional
	Share capital		paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2008, as previously reported	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726
Cumulative effect of adopting a new accounting policy (note 1 (b) (i))	–	–	–	(3,317,732)	(3,317,732)
Balance, December 31, 2008, as recast	30,178,607	53,850,147	3,403,201	(58,560,354)	(1,307,006)
Issuance of share capital	937,107	3,455,000	–	–	3,455,000
Share issue costs	–	–	–	(172,750)	(172,750)
Stock-based compensation	–	–	881,344	–	881,344
Net loss	–	–	–	(3,587,251)	(3,587,251)
Balance, September 30, 2009	31,115,714	$57,305,147	$4,284,545	$(62,320,355)	$(730,663)

Balance, December 31, 2007, as previously reported	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Cumulative effect of adopting a new accounting policy (note 1 (b) (i))	–	–	–	(3,270,974)	(3,270,974)
Balance, December 31, 2007, as recast	29,365,753	50,155,147	2,477,981	(53,738,501)	(1,105,373)
Issuance of share capital	594,214	2,930,000	–	–	2,930,000
Share issue costs	–	–	–	(146,500)	(146,500)
Stock-based compensation	–	–	702,540	–	702,540
Net loss, recast (note 1 (b) (i))	–	–	–	(3,714,188)	(3,714,188)
Balance, September 30, 2008	29,959,967	$53,085,147	$3,180,521	$(57,599,189)	$(1,333,521)

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2009	2008	2007	2009	2008	2007
		(Recast -	(Recast -		(Recast -	(Recast -
		note 1 (b) (i))	note 1 (b) (i))		note 1 (b) (i))	note 1 (b) (i))

Cash flows from operating activities:
Net loss	$(1,362,840)	$(1,318,293)	$(1,481,308)	$(3,587,251)	$(3,714,188)	$(4,356,108)
Adjustments for:
Depreciation and amortization	57,382	57,977	56,878	171,336	172,890	170,635
Stock-based compensation	322,808	293,180	355,095	881,344	702,540	806,525
Net change in operating assets and liabilities	(61,015)	48,643	155,007	18,703	208,185	(555,015)
	(1,043,665)	(918,493)	(914,328)	(2,515,868)	(2,630,573)	(3,933,963)

Cash flows from financing activities:
Proceeds from issuance of share capital	1,480,000	1,150,000	300,000	3,455,000	2,930,000	4,810,685
Share issue costs	(74,000)	(57,500)	(15,000)	(172,750)	(146,500)	(251,446)
Repayment of notes payable	–	–	–	–	–	(500,000)
	1,406,000	1,092,500	285,000	3,282,250	2,783,500	4,059,239

Cash flows from investing activities:
Additions to property and equipment	(1,847)	(3,465)	(12,143)	(2,219)	(3,465)	(16,190)

Net increase (decrease) in cash	360,488	170,542	(641,471)	764,163	149,462	109,086

Cash, beginning of period	679,533	252,028	985,681	275,858	273,108	235,124

Cash, end of period	$1,040,021	$422,570	$344,210	$1,040,021	$422,570	$344,210

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$–	$–	$–	$–	$–	$12,362
(b) Non-cash transactions:
Property and equipment included in accounts payable at reporting date	–	7,429	–	–	7,429	–

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

Nymox Pharmaceutical Corporation ("the Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. ("Serex") of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 2 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.

Basis of presentation:

(a)

Interim financial statements:

The unaudited interim consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. Accordingly, they do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2008. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2008, except as described below. The results for any quarter are not necessarily indicative of the results for the full year.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

1.

Basis of presentation (continued):

(b)

Changes in accounting policies:

(i)

New accounting policies:

Goodwill and intangible assets:

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarification on the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is described as follows:

	>Three months ended September 30,		Nine months ended September 30
	2008	2007	2008	2007

Net loss and comprehensive loss:
As previously reported	$(1,350,536)	$(1,386,084)	$(3,720,738)	$(3,983,554)
Effect of adopting this new accounting policy	32,243	(95,224)	6,550	(372,554)

As recast	$(1,318,293)	$(1,481,308)	$(3,714,188)	$(4,356,108)

Loss per share (basic and diluted):
As previously reported	$(0.05)	$(0.05)	$(0.13)	$(0.14)
Effect of adopting this new accounting policy	0.01	–	–	(0.01)

As recast	$(0.04)	$(0.05)	$(0.13)	$(0.15)

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

1.

Basis of presentation (continued):

(b)

Changes in accounting policies (continued):

(i)

New accounting policies (continued):

Goodwill and intangible assets (continued):

	December 31,	December 31,
	2008	2007

Deficit:
As previously reported	$(55,242,622)	$(50,467,527)
Cumulative effect of adopting this new accounting policy	(3,317,732)	(3,270,974)
As recast	$(58,560,354)	$(53,738,501)

Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee (‘‘EIC") of the Canadian Accounting Standards Board (‘‘AcSB’’) issued EIC Abstract 173 ("EIC 173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, and is applicable to the Corporation for its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the interim consolidated financial statements of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

1.

Basis of presentation (continued):

(b)

Changes in accounting policies (continued):

(ii)

Future accounting changes:

Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent of the corresponding provisions of International Accounting Standard ("IAS") No. 27 ("IAS 27"), Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require, for each business combination, the acquirer to measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Corporation does not expect the adoption of these standards to have a significant impact on its consolidated financial statements.

2.

Share capital:

(a)

Common Stock Private Purchase Agreement:

In November 2008, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period, based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

2.

Share capital (continued):

(a)

Common Stock Private Purchase Agreement (continued):

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the nine-month period ended September 30, 2009, the Corporation issued 937,107 common shares to the Purchaser for aggregate proceeds of $3,455,000 under the agreement. As at September 30, 2009, the Corporation can require the Purchaser to purchase up to $11,545,000 of common shares over the remaining 13 months of the agreement.

(b)

Stock option plan:

The Corporation has a stock option plan for its key employees. A description of the plan is provided in note 7 (b) to the 2008 annual audited consolidated financial statements.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, as well as the weighted average exercise price:

	Options outstanding

		Weighted
		average
		exercise
	Number	price

Outstanding, December 31, 2008	4,869,000	$3.11
Granted	112,000	3.90
Expired	(157,000)	4.53

Outstanding, September 30, 2009	4,824,000	$3.08

Options exercisable	3,194,625	$3.13

As at September 30, 2009, the unrecognized compensation cost related to non-vested awards was $2,242,020, and the remaining weighted average recognition period was 33 months.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

2.

Share capital (continued):

(b)

Stock option plan (continued):

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	2.09%	3.32%	4.23%
Expected volatility	74.71%	72.99%	70.83%
Expected life in years	5	5	5
Dividend yield	0%	0%	0%

A total of 112,000 options were granted during the nine-month period ended September 30, 2009, having a weighted average grant date fair value of $2.41 per option (2008 - 40,000 options having a weighted average grant date fair value of $2.23 per option).

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

(c)

Earnings per share:

Diluted loss per share was not presented, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the last three fiscal years and quarters presented. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

3.

Canadian/US reporting differences:

The consolidated financial statements of the Corporation are prepared in accordance with Canadian GAAP, which conform, in all material respects, with US GAAP, except as described below:

(a)

Consolidated statements of operations and shareholders’ equity (deficiency):

The reconciliation of net loss and shareholders’ equity reported in accordance with Canadian GAAP to US GAAP is as follows:

	Three months ended September 30			Nine months ended September 30
	2009	2008	2007	2009	2008	2007

Net loss and comprehensive loss, Canadian GAAP	$(1,362,840)	$(1,318,293)	$(1,481,308)	$(3,587,251)	$(3,714,188)	$(4,356,108)
Costs to secure patents (i)	7,282	140,735	165,328	57,585	432,852	638,697
Amortization of patents (i)	(70,691)	(69,151)	(70,104)	(211,432)	(210,796)	(204,919)
Write-down of patent costs (i)	–	(103,827)	–	–	(228,606)	(61,224)
Net loss and comprehensive loss, US GAAP	$(1,426,249)	$(1,350,536)	$(1,386,084)	$(3,741,098)	$(3,720,738)	$(3,983,554)

	September 30,	December 31,
	2009	2008

Shareholders’ deficiency, Canadian GAAP	$(730,663)	$(1,307,006)

Adjustments:
Costs to secure patents, net of amortization and write-down (i)	3,163,885	3,317,732
Noncontrolling interest (ii)	400,000	400,000
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)

	3,553,776	3,707,623

Shareholders’ equity, US GAAP	$2,823,113	$2,400,617

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

3.

Canadian/US reporting differences (continued):

(a)

Consolidated statements of operations and shareholders’ equity (deficiency) (continued):

(i)

Costs to secure patents:

As disclosed in note 1 (b) (i), the Corporation adopted the new CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Corporation will continue to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)

Noncontrolling interest:

As a result of adopting a recently issued accounting pronouncement on January 1, 2009 (see note 3 (b)), the noncontrolling interest of $400,000 has been reclassified to conform to current accounting guidance for US GAAP purposes.

(iii)

Stock-based compensation:

For US GAAP purposes, on January 1, 2006, the Corporation adopted the revised Statement of Financial Accounting Standard (“SFAS”) No. 123 (“SFAS 123R”), Share-Based Payments, issued by the Financial Accounting Standards Board (“FASB”), which was primarily codified into Topic 718, Compensation - Stock Compensation, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted the guidance using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with SFAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

3.

Canadian/US reporting differences (continued):

(a)

Consolidated statements of operations and shareholders’ equity (deficiency) (continued):

(iii)

Stock-based compensation (continued):

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital, and no compensation cost was recognized.

(iv)

Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency, effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For US GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(b)

Recently issued accounting pronouncements:

(i)

Noncontrolling interest in consolidated financial statements:

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51, which was primarily codified into Topic 810, Consolidations, in the Accounting Standards Codification ("ASC"). This guidance specifies that noncontrolling interests are to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This guidance is effective for fiscal years beginning on or after December 15, 2008. As such, the new accounting guidance became effective for the Corporation on January 1, 2009. This new guidance was applied prospectively with the presentation, and disclosure requirements were applied retrospectively. As a result of adopting this new guidance, a noncontrolling interest of $400,000 previously reported outside of shareholders’ equity, included in preferred shares of a subsidiary for Canadian GAAP purposes, is now presented as a separate component of equity for US GAAP purposes (see note 3 (a)).

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

3.

Canadian/US reporting differences (continued):

(b)

Recently issued accounting pronouncements (continued):

(ii)

Subsequent events:

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was primarily codified into Topic 855, Subsequent Events, in the ASC. The guidance establishes principles and requirements for subsequent events. Specifically, it sets forth guidance pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date on which the financial statements were issued or were available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Corporation on June 30, 2009. The Corporation has evaluated subsequent events through November 13, 2009, the date on which the interim financial statements were issued.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

3.

Canadian/US reporting differences (continued):

(b)

Recently issued accounting pronouncements (continued):

(iii)

FASB accounting standards codification and hierarchy of generally accepted accounting principles:

In June 2009, the FASB issued guidance SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into Topic 105, Generally Accepted Accounting Principles ("FASB ASC Topic 105"), in the ASC, as the single source of authoritative non-governmental US GAAP. This guidance does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Accounting Standards Codification (‘‘Codification’’) will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009, and, accordingly, are effective for the Corporation for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Corporation’s financial condition or results of operations, but will impact the Corporation’s financial reporting process by eliminating all references to pre-codification standards. On the effective date of this guidance, the Codification superseded all then-existing non-Securities and Exchange Commission (“non-SEC”) accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

4.

Contingency:

In August 2009, a case involving the Corporation and a contractor filed in the California Superior Court in December 2008, was resolved to the satisfaction of all parties by mutual release and settlement agreement.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Periods ended September 30, 2009, 2008 and 2007

(in US dollars)

5.

Financial instruments:

Fair value disclosure:

	September 30, 2009		December 31, 2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$60,222	$60,222	$59,497	$59,497

Financial liabilities, at amortized cost:
Accounts payable	1,175,017	1,175,017	1,078,897	1,078,897
Accrued liabilities	204,125	204,125	161,950	161,950

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders at their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3.946 per share.

CERTIFICATION

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, certify that:

1.

I have reviewed this quarterly report for the period ended September 30, 2009 of Nymox Pharmaceutical Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)), and internal control over financial reporting (as defined in the Exchange Act Rules 13a–15(f) and 15d–15(f)) for the company and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and  procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 13, 2009

/s/ Paul Averback, MD

Paul Averback, MD

President and Chief Executive Officer

Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Quarterly Report for the period ended September 30, 2009 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation

Date: November 13, 2009

/s/ Paul Averback, MD

Paul Averback, MD

President and Chief Executive Officer

Nymox Pharmaceutical Corporation

CERTIFICATION

I, Roy Wolvin, CFO of Nymox Pharmaceutical Corporation, certify that:

1.

I have reviewed this quarterly report for the period ended September 30, 2009 of Nymox Pharmaceutical Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)), and internal control over financial reporting (as defined in the Exchange Act Rules 13a–15(f) and 15d–15(f)) for the company and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and  procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 13, 2009

/s/ Roy Wolvin

Roy Wolvin

Chief Financial Officer

Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roy Wolvin, CFO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Quarterly Report for the period ended September 30, 2009 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation

Date: November 13, 2009

/s/ Roy Wolvin

Roy Wolvin

Chief Financial Officer

Nymox Pharmaceutical Corporation